September 17, 2004

Mail Stop 0408

By U.S. Mail and Facsimile to (212) 354-8113

Howard M. Kleinman, Esq.
White & Case
1155 Avenue of the Americas
New York, New York 10036

Re:	Corpbanca
	Amendment No. 2 to Form F-4, confidentially submitted on
September 8, 2004

Dear Mr. Kleinman:

We have reviewed Corpbanca`s registration statement and have the following comments. Please note that these comments are limited to our accounting comments and that additional comments on this submission may follow next week. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F

Item 4. Information on the Company

Analysis of Substandard Loans and Amounts Past Due - page 65

1. Refer to our prior comment 4. We acknowledge your response, however, we do not understand why this would prohibit you from disclosing requested domestic loan information. Please revise to disclose the amount of non-accrual and past due interest that would have been earned on domestic loans if those loans were not classified as non-accrual or past due. Refer to Item III C.1.of Industry Guide 3.

2. Please revise to disclose the total amount of loans for which at least one payment is 90 or more past due in the body of the tabular presentation presenting five years worth of data. Please also revise to present this amount as a percentage of total loans. Refer to Item III C.1 of Industry Guide 3.

Financial Statements

Note 27 - Differences between Chilean and U.S. GAAP

Allowance for loan losses - page F-47

3. We note your response to our prior comment 9. Please revise to disclose that the required provisions under the guidelines set by the Chilean Superintendency of Banks are consistent by grade with Corpbanca`s historical loss experience. If our understanding is not correct, please supplementally explain to us how Chilean GAAP would be consistent with U.S. GAAP.

Interest Recognition on non-accrual loans - page F-48

4. We note your response to our prior comment 8. Please revise to quantify that you did not generate any stockholders` equity or net income differences requiring a reconciling item for U.S. GAAP for each of the years presented. Your current disclosure implies that you did have a difference in interest recognition on non-accrual loans.

*      *      *
Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Heather Schimkaitis, Staff Accountant, at (202) 824-5342 or Donald Walker, Senior Assistant Chief Accountant, (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at
(202) 942-2932 or me at (202) 942-2889 with any other questions.

						Sincerely,



						William Friar
						Senior Financial Analyst
Corpbanca
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